STRADLING YOCCA CARLSON & RAUTH

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

660 NEWPORT CENTER DRIVE, SUITE 1600

NEWPORT BEACH, CA 92660-6422

TELEPHONE (949) 725-4000

FACSIMILE (949) 725-4100

ORANGE COUNTY
(949) 725-4000

SAN DIEGO
(858) 720-2150

SAN FRANCISCO
(415) 283-2240

SANTA BARBARA
(805) 730-6800

SACRAMENTO
(916) 449-2350

June 18, 2010

MMRGlobal, Inc.
468 Camden Drive, Suite 200
Beverly Hills, California 90210

      Re:     *MMRGlobal, Inc., Registration Statement on Form S-1*

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-1 to be filed on the date hereof by MMRGlobal, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission, in connection with the offering from time to time by the Company of 60,000,000 shares (the "Shares") of the Company's common stock, par value $0.001 per share.

As your counsel in connection with this transaction, we have examined the proceedings taken and are familiar with the proceedings proposed to be taken by you in connection with the authorization, issuance and sale of the Shares.

Based on the foregoing, and subject to compliance with applicable state securities laws, it is our opinion that the Shares have been duly authorized by all necessary corporate action of the Company, and, upon issuance, delivery and payment therefor in the manner contemplated by the Registration Statement and the prospectus which is a part of the Registration Statement (the "Prospectus"), will be validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption "Legal Matters" in the Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.

Very truly yours,

STRADLING YOCCA CARLSON & RAUTH

**/S/ STRADLING YOCCA CARLSON & RAUTH**